Exhibit 22

List of Guarantors and Subsidiary Issuers of Guaranteed Securities

Registered Senior Notes	Registered Senior Notes Issued Under	Issuer	Guarantor
5.950% Senior Notes due 2033	Indenture dated August 4, 2023	Booz Allen Hamilton Inc.	Booz Allen Hamilton Holding Corporation